EXHIBIT 99.1

China Lodging Group, Limited Announces Changes of  Management and Board of Directors

SHANGHAI, China, March 17, 2016 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (NASDAQ:HTHT) (“China Lodging Group” or the “Company”), a leading and fast-growing multi-brand hotel group in China, today announced that Ms. Hui Chen has resigned as Chief Financial Officer for her personal reasons. Mr. Teo Nee Chuan will act as new Chief Financial Officer.

"Hui has added tremendous value as CFO of our company and has been a long-time partner to me. She has contributed to our financial excellence during her tenure," said Mr. Qi Ji, founder and executive Chairman of the Board of Directors of the Company. “We respect her personal decision and wish her all the best.”

"I am also pleased to announce the appointment of Mr. Teo Nee Chuan as CFO," said Mr. Ji. "Teo's strong leadership and in-depth financial experience will be invaluable assets to the Company and our shareholders. We look forward to his success in the new role."

Mr. Teo joined the Company in November 2015 as Deputy Chief Financial Officer. He has more than 20 years of experience in financial areas in multinational corporations. Prior to joining China Lodging Group, he was Chief Financial Officer of Rnomac International Group, the largest Volvo construction equipment distributor in China. He also served as Chief Financial Officer and Director of Operation in DDB Greater China Group and Financial Controller in Focus Media Group. Prior to that, Mr. Teo worked at Ernst & Young as Associate Director of Transaction Advisory Services in Kuala Lumpur, Toronto and Shanghai. Mr. Teo received his Bachelor of Science in Accounting and Financial Analysis from Warwick University, the United Kingdom. He is a Chartered Certified Accountant in the United Kingdom and a Certified Public Accountant in the United States and Hong Kong.

In addition, China Lodging Group announced that after serving for more than five years as an independent director and a member of the Audit Committee and the Compensation Committee, Mr. Joseph Chow has resigned from the Board of Directors for his personal reasons, effective March 16, 2016.

“We thank Joseph for his great support to our company over the past few years. We wish him well to pursue other interests,” said Mr. Ji.

About China Lodging Group, Limited

China Lodging Group, Limited is a leading hotel operator and franchisor in China under 12 brand names. As of December 31, 2015, the Company had 2,763 hotels or 278,843 rooms in operation in 352 cities. With a primary focus on economy and midscale hotel segments, China Lodging Group’s brands include Hi Inn, HanTing Hotel, Elan Hotel, JI Hotel, Starway Hotel, Joya Hotel, and Manxin Hotels & Resorts. The Company also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in Pan-China region.

The Company’s business includes leased, manachised and franchised models. Under the lease model, the Company directly operates hotels typically located on leased properties. Under the manachise model, the Company manages manachised hotels through the on-site hotel managers it appoints and collects fees from franchisees. Under the franchise model, the Company provides training, reservation and support services to the franchised hotels and collects fees from franchisees but does not appoint on-site hotel managers. The Company applies a consistent standard and platform across all of its hotels. As of December 31, 2015, China Lodging Group operates 27 percent of its hotel rooms under lease model, 73 percent under manachise and franchise models.

For more information, please visit the Company’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contact Information
Ida Yu
Sr. Manager of Investor Relations
Tel:  +86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com